REDCORP

NEWS RELEASE

June 9, 2004

Additional Drill Results and Tulsequah Program U[p...]

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to provi[de ...] results and an update on the 2004 work program at the Tulsequah Chief property. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary, and is located in northwestern British Columbia 100 kilometers south of the town of Atlin.

The Tulsequah Chief project proposes to re-develop the Tulsequah Chief Mine in northwest BC. The Tulsequah Project, which received its Project Approval Certificate in December 2002, incorporates a previously reported historical resource estimate as follows:

Category	**Tonnes**	**Au, gpt**	**Ag, gpt**	**Cu %**	**Pb %**	**Zn %**
Measured and Indicated	5,940,000	2.59	107.41	1.42	1.26	6.72
Inferred	3,000,000	2.42	107.86	1.10	1.19	6.38

Nine infill holes totalling just over 5,000 meters have been completed in the Tulsequah deposit to date. Assay results for the second batch of three holes are presented below:

Hole #	From (m)	To (m)	Length (m)	Est.True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
*TCU04093**	*282.6*	*288.1*	*5.5*	*5.0*	*2.22*	*85.2*	*0.66*	*0.92*	*6.86*
*plus**	*295.3*	*297.5*	*2.2*	*2.0*	*2.72*	*75.3*	*2.22*	*1.65*	*14.91*
*TCU04094**	*365.6*	*378.0*	*12.4*	*7.5*	*2.19*	*75.2*	*1.43*	*1.84*	*9.97*
TCU04095	377.4	382.5	5.1	4.8	1.42	61.76	0.69	0.73	3.94
Plus	485.1	486.5	1.4	1.2	2.89	69.11	0.28	0.84	2.58
TCU04096	**565.4**	**570.8**	**5.4**	**5.0**	**3.22**	**91.06**	**0.56**	**1.22**	**6.23**
TCU04097	**516.5**	**530.6**	**14.1**	**12.8**	**3.10**	**125.06**	**1.35**	**1.70**	**7.34**

* previously released

Holes TCU04096 and 097 are located in the "Inferred" portion of the current resource, and continue to demonstrate the excellent continuity and predictability of the high-grade Tulsequah deposit. TCU04095 is located along the eastern extension of the deposit. Additional assays are awaited for completed holes TCU04098 through 101. These will be reported once available and compiled.

The extension of the drill drift is now complete, and the underground contractor is currently excavating the new drill station. Once this is completed, a drill will be moved into the station, and will begin to drill step-out holes which will test the deposit at depth, below the deepest current intersection. This hole is anticipated to be collared by the third week of June.

Redfern has also commenced field and laboratory programs to meet the conditional requirements of the Project Approval Certificate. In addition Redfern has filed a response document to allow completion of the federal *Canadian Environmental Assessment Act* screening amendment authorization. That process is now in progress.

dw 6/23

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775

REDCORP

Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

The Tulsequah resource was estimated in compliance with the former National Policy 2A standard. The technical report to accompany the resource estimate was the 1995 Feasibility Study by Rescan Engineering Ltd. This historical estimate is relevant as it is the most recent estimate completed for the project. The reliability of the estimate is compatible with the standards set by National Instrument 43-101.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP

NEWS RELEASE

June 14, 2004 News Release 04-10

More Drill Results from Tulsequah Project

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to provide additional drill results from the ongoing drilling program at the Tulsequah Chief property. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary, and is located in northwestern British Columbia 100 kilometers south of the town of Atlin.

The Tulsequah Chief project proposes to re-develop the Tulsequah Chief Mine in northwest BC. The Tulsequah Project, which received its Project Approval Certificate in December 2002, incorporates a previously reported historical resource estimate as follows:

Category	Tonnes	Au, gpt	Ag, gpt	Cu %	Pb %	Zn %
Measured and Indicated	5,940,000	2.59	107.41	1.42	1.26	6.72
Inferred	3,000,000	2.42	107.86	1.10	1.19	6.38

Twelve infill holes totalling just over 7,000 meters have been completed in the Tulsequah deposit to date. Assay results have been received for nine of these holes, and preliminary results for the latest batch of four holes are presented below. The results for these four latest holes (indicated in bold in the table below) are not yet weighted by specific gravity. Final SG-weighted results will be incorporated in a subsequent drilling update.

Hole #	From (m)	To (m)	Length (m)	Est.True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
*TCU04093**	*282.6*	*288.1*	*5.5*	*5.0*	*2.22*	*85.2*	*0.66*	*0.92*	*6.86*
*plus**	*295.3*	*297.5*	*2.2*	*2.0*	*2.72*	*75.3*	*2.22*	*1.65*	*14.91*
*TCU04094**	*365.6*	*378.0*	*12.4*	*7.5*	*2.19*	*75.2*	*1.43*	*1.84*	*9.97*
*TCU04095**	*377.4*	*382.5*	*5.1*	*4.8*	*1.42*	*61.76*	*0.69*	*0.73*	*3.94*
*Plus **	*485.1*	*486.5*	*1.4*	*1.2*	*2.89*	*69.11*	*0.28*	*0.84*	*2.58*
*TCU04096**	*565.4*	*570.8*	*5.4*	*5.0*	*3.22*	*91.06*	*0.56*	*1.22*	*6.23*
*TCU04097**	*516.5*	*530.6*	*14.1*	*12.8*	*3.10*	*125.06*	*1.35*	*1.70*	*7.34*
TCU04098	**314.4**	**316.1**	**1.7**	**1.5**	**1.19**	**24.80**	**0.42**	**0.60**	**3.97**
TCU04099	**411.0**	**434.4**	**23.4**	**15.0**	**2.39**	**73.35**	**0.68**	**1.20**	**5.02**
TCU04100	**598.4**	**609.6**	**11.2**	**9.0**	**6.81**	**229.01**	**0.85**	**3.69**	**11.12**
TCU04101	**545.4**	**555.3**	**9.9**	**7.0**	**3.78**	**108.59**	**1.20**	**1.97**	**11.17**

* previously released

These holes continue to confirm the excellent continuity and high-grade nature of the Tulsequah deposit. Hole TCU04098 intersected the deposit along its western margin, while the other three holes were nearer to the center of the deposit. Drilling to test the down-dip extension of the deposit is on schedule to begin by the third week of June.

Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775

REDCORP

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

The Tulsequah resource was estimated in compliance with the former National Policy 2A standard. The technical report to accompany the resource estimate was the 1995 Feasibility Study by Rescan Engineering Ltd. This historical estimate is relevant as it is the most recent estimate completed for the project. The reliability of the estimate is compatible with the standards set by National Instrument 43-101.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775